SEC FILE NUMBER 001-38697 CUSIP NUMBER 717224109 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: June 30, 2023 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I — REGISTRANT INFORMATION PhaseBio Pharmaceuticals, Inc. Full Name of Registrant N/A

Former Name if Applicable 1 Great Valley Parkway, Suite 30 Address of Principal Executive Office (Street and Number) Malvern, Pennsylvania 19355 City, State and Zip Code PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense ☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. PhaseBio Pharmaceuticals, Inc. (the “Registrant”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 within the prescribed time period. As previously disclosed, on October 23, 2022, the Registrant filed a voluntary petition for relief under Chapter 11 of Title 11 (“Chapter 11”) of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing a Chapter 11 case (the “Chapter 11 Case”) for the Registrant (Case No. 22-10995-LSS). Due to the considerable time and resources the Registrant’s management is devoting to the Chapter 11 Case, the Registrant does not have the funds or personnel necessary to prepare and timely file its Quarterly Report on Form 10-Q on or before the August 14, 2023 due date without unreasonable effort or expense. The Registrant cannot at this time estimate when it will be able to file its Quarterly Report on Form 10-Q. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Jonathan P. Mow (610) 981-6500 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company has concluded that it is unable to file a Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (or other Periodic Reports) without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25. The Company’s results of operations for the fiscal quarter ended June 30, 2023 differed significantly from its results of operations for the fiscal quarter ended June 30, 2022 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the suit commenced against the Company on October 7, 2022 by SFJ Pharmaceuticals X, Ltd., an SFJ Pharmaceuticals Group company (“SFJ”) in the United States District Court for the Eastern District of Pennsylvania, Civil Action No. 2:22-cv-04027 (the “Prepetition Litigation”), asserting certain claims related to the Co-Development Agreement entered into on January 9, 2020, by and between the Company and SFJ (the “Co-Development Agreement”), pursuant to which SFJ provided funding to the Company to support development of bentracimab (also known as PB2452), the adversary proceeding (the “Adversary Proceeding”) commenced on October 31, 2022 by the Company against SFJ in the Bankruptcy Court (Case No. 22-50456) related to the Co-Development Agreement, and other events preceding the commencement of the Chapter 11 Case, and the settlement agreement subsequently entered into on January 13, 2023 between the Company and SFJ to resolve the disputes raised in the Adversary Proceeding and the Prepetition Litigation, pursuant to which the Company transferred of all of the Company’s right, title and interest in the Company’s business related to bentracimab to SFJ pursuant to a program transfer agreement between the Company and SFJ in satisfaction of SFJ’s secured claim in the Chapter 11 Case. The Company is filing operating reports with the Bankruptcy Court relating to periods subsequent to October 23, 2022 and will continue to include these operating reports as exhibits to the Company’s Current Reports on Form 8- K. All documents filed with the Bankruptcy Court are available for inspection at https://omniagentsolutions.com/PhaseBio. Cautionary Note Regarding Forward-Looking Statements Certain statements contained in this Form 12b-25 may constitute forward-looking statements, including statements regarding the Chapter 11 Case and the Company’s ability to continue operating in the ordinary course while the Chapter 11 Case is pending, within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “potential,” “projects,” “target,” “will,” “would” and “future” or similar expressions are intended to identify forward-looking statements. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, (i) potential adverse effects of the Chapter 11 Case on the Company’s liquidity and results of operations; (ii) the Company’s ability to obtain timely approval by the Bankruptcy Court of the motions filed in the Chapter 11 Case; (iii) the effects of the Chapter 11 Case on the Company and on the interests of various constituents, including holders of the Company’s common stock; (iv) the Bankruptcy Court’s rulings in the Chapter 11 Case and the outcome of the Chapter 11 Case generally; (v) the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Case; (vi) risks associated with third party motions in the Chapter 11 Case; (vii) increased administrative and legal costs related to the Chapter 11 process; (viii) exposure to potential litigation and inherent risks involved in a bankruptcy process; (ix) risks arising from the delisting of the Company’s common stock from The Nasdaq Stock Market LLC; and (x) other risks and uncertainties, including those described in the section entitled “Risk Factors” in the Company’s most recent annual or quarterly report filed with the Securities and Exchange Commission and in other filings the Company makes with the Securities and Exchange Commission from time to time. The forward-looking statements herein do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company undertakes no obligation to update the information contained in this Form 12b-25 to reflect new events or circumstances, except as required by law. PhaseBio Pharmaceuticals, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: August 25, 2023 By /s/ Jonathan P. Mow Jonathan P. Mow President and Chief Executive Officer